UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of January 2015

_______________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1	Grupo Aval Acciones y Valores Individual Balance Sheets for period ended September 30, 2014 (stated in millions of Colombian pesos under Col GAAP)

GRUPO AVAL ACCIONES Y VALORES S.A. Individual Balance Sheets For the period ended September 30, 2014 (Stated in millions of Colombian pesos) Under Col GAAP

	First Half			Second Half
	1st Quarter	2nd Quarter	First Half	1st Quarter	2nd Quarter	Second Half
	March 31st	June 30th	(Six months)	September 30th	December 31st	(Six months)
Assets

Short Term Assets:

Cash	$52,208	98,073	98,073	2,182,982		2,182,982
Short term Investments, net	112,813	34,952	34,952	50,753		50,753
Short term loans	477,577	224,273	224,273	464,419		464,419
Deferred charges	248	165	165	91		91
Total Short Term Assets	642,846	357,463	357,463	2,698,245	0	2,698,245

Long term Investments, net	12,570,174	13,171,264	13,171,264	13,389,419		13,389,419
Property, plant and equipment, net	624	586	586	537		537
Intangible assets, net	754,101	833,630	833,630	826,927		826,927
Deferred charges	111	846	846	2,057		2,057
Reappraisal of assets	11,502,928	10,997,227	10,997,227	11,753,628		11,753,628
Total Long Term Assets	24,827,938	25,003,553	25,003,553	25,972,568	0	25,972,568

Total assets	$25,470,784	25,361,016	25,361,016	28,670,813	0	28,670,813

Debtor Memorandum accounts:

Contingent Debtors	0	260,342	260,342	336,133		336,133
Tax - Debtor	16,081,292	16,258,050	16,258,050	16,258,050		16,258,050
Control Debtors	891,197	908,670	908,670	916,317		916,317
Contingent creditors per contra	3,151,175	3,009,959	3,009,959	3,235,255		3,235,255
Control creditors per contra	875,225	875,225	875,225	875,225		875,225
Tax creditors per contra	17,215,053	17,163,270	17,163,270	17,163,270		17,163,270
Total Memorandum Accounts	$38,213,942	38,475,516	38,475,516	38,784,250	0	38,784,250

Liabilities and Shareholders' Equity

Short Term Liabilities:

Financial obligations	$76,218	72,802	72,802	78,251		78,251
Suppliers	258	157	157	646		646
Accounts payable	634,934	361,493	361,493	780,333		780,333
Taxes, fees and charges	19,888	8,802	8,802	1,893		1,893
Labour obligations	804	809	809	804		804
Estimated liabilities and provisions	2,994	7,100	7,100	7,553		7,553
Other liabilities	1,360	1,297	1,297	1,269		1,269
	105,499	105,499	105,499	105,499		105,499
Total Short Term Liabilities	841,955	557,959	557,959	976,248	0	976,248

Equity Tax	0		0			0
Financial Obligations	0	232,500	232,500	295,500		295,500
Bonds outstanding	618,750	618,750	618,750	618,750		618,750
Total Long Term Liabilities	618,750	851,250	851,250	914,250	0	914,250

Total Liabilities	1,460,705	1,409,209	1,409,209	1,890,498	0	1,890,498

Shareholders' Equity:
Social Capital	20,407	20,407	20,407	22,037		22,037
Capital Surplus	7,553,133	7,539,856	7,539,856	9,810,267		9,810,267
Reserves	3,599,034	3,599,034	3,599,034	3,878,154		3,878,154
Inflation Adjustments	874,470	874,470	874,470	874,470		874,470
Retained Earnings	460,107	920,813	920,813	441,759		441,759
Reappraisal of assets	11,502,928	10,997,227	10,997,227	11,753,628		11,753,628
Total Shareholders' Equity	24,010,079	23,951,807	23,951,807	26,780,315	0	26,780,315

Total Liabilities and Shareholders' Equity
	$25,470,784	25,361,016	25,361,016	28,670,813	0	28,670,813

Creditor Memo Accounts:

Contingent debtors per contra	0	260,342	260,342	336,133		336,133
Tax debtors per contra	16,081,292	16,258,050	16,258,050	16,258,050		16,258,050
Control debtor per contra	891,197	908,670	908,670	916,317		916,317
Contingent creditors	3,151,175	3,009,959	3,009,959	3,235,255		3,235,255
Control creditors	875,225	875,225	875,225	875,225		875,225
Tax creditors	17,215,053	17,163,270	17,163,270	17,163,270		17,163,270

Total Memo Accounts	$38,213,942	38,475,516	38,475,516	38,784,250	0	38,784,250

GRUPO AVAL ACCIONES Y VALORES S.A. Individual Statements of Income For the period ended June 30, 2014 (Stated in million of Colombian pesos, except earnings per share) Under Col GAAP

	First Half			Second Half			YTD
	1st Quarter	2nd Quarter	First Half	1st Quarter	2nd Quarter	Second Half
	March 31st	June 30th	(Six months)	September 30th	December 31st	(Six months)
Operating Income
Dividends	$363	35	398	4		4	402
Interest	6,990	474	7,464	233		233	7,697
Financial Returns	2,811	1,276	4,087	64,978		64,978	69,065
Equity method, net	454,729	500,930	955,659	471,819		471,819	1,427,478
Recovery for equity changes	19,165	1	19,166	0		0	19,166
Total Operating Income	484,059	502,715	986,774	537,034	0	537,034	1,523,808

Gross Income	484,059	502,715	986,774	537,034	0	537,034	1,523,808

Operating expenses – Administration and Sales:
Personnel expense	6,468	6,355	12,823	6,496		6,496	19,319
Fees	4,038	4,640	8,678	1,835		1,835	10,513
Industry and Trade	3,101	3,194	6,295	3,370		3,370	9,665
Tax on financial transactions	2,005	813	2,818	1,216		1,216	4,034
Discountable sales tax	0	0	0	0		0	0
Leases	190	190	380	191		191	571
Contributions and memberships	86	87	173	844		844	1,017
Insurance	0	5	5	0		0	5
Services	171	320	491	196		196	687
Legal expenses	13	3	16	3		3	19
Maintenance and repairs	19	17	36	18		18	54
Adaptation and installations	1	1	2	0		0	2
Travel expenses	80	9	89	80		80	169
Depreciation	52	55	107	51		51	158
Amortization of Intangibles	6,021	6,413	12,434	6,991		6,991	19,425
Amortization of deferred assets	87	84	171	73		73	244
Loss (gain) on foreign exchange transactions	6	424	430	88		88	518
Operating expenses - sales	875	3,314	4,189	1,577		1,577	5,766
Various	108	107	215	67		67	282
Total operating expenses – administration and sales	23,320	26,032	49,352	23,096	0	23,096	72,448

Operating Income	460,739	476,683	937,422	513,938	0	513,938	1,451,360

Non-operating Income
Loss (gain) on foreign exchange transactions	3,051	3,508	6,559	110		110	6,669
Fees	16,533	14,653	31,186	11,922		11,922	43,108
Services	1	2	3	1		1	4
Better uses	0	(0)	0	0		0	0
Recoveries	202	77	279	77		77	356
	19,787	18,240	38,027	12,110	0	12,110	50,137
Non-operating expenses
Financial expenses	17,263	15,092	32,355	74,075		74,075	106,430
Various	230	61	291	119		119	410
Loss in equity method by changes in shareholders' equity	605	16,744	17,349	7,769		7,769	25,118
	18,098	31,897	49,995	81,963	0	81,963	131,958

Non-operating income, net	1,689	(13,657)	(11,968)	(69,853)	0	(69,853)	(81,821)

Income before income taxes	462,428	463,026	925,454	444,085	0	444,085	1,369,539

Income tax and other	(2,320)	(2,321)	(4,641)	(2,326)		(2,326)	(6,967)

Net Income	$460,107	460,706	920,813	441,759	0	441,759	1,362,572

GRUPO AVAL ACCIONES Y VALORES S.A. Individual Statement of Cash Flows For the period ended September 30, 2014 (Stated in million of Colombian pesos) Under Col GAAP

	First Half			Second Half			YTD
	1st Quarter	2nd Quarter	First Half	1st Quarter	2nd Quarter	Second Half
	March 31st	June 30th	(Six months)	September 30th	December 31st	(Six months)
Cash flows from operating activity:
Net Income	$460,106	460,707	920,813	441,759		441,759	1,362,572
Non-controlling interest	0		0	0	0	0	0

Adjustments for conciliation of net income and net cash from operating activity:
Amortization of goodwill	6,021	6,413	12,434	6,991	0	6,991	19,425
Depreciation of properties, plant and equipment	52	55	107	51	0	51	158
Allowance for loans and accounts receivable, net	0	0	0	0	0	0	0
Decrease (increase) in trading investments	(99,314)	77,861	(21,453)	0	0	0	(21,453)
Acquisition of Investments	0	0	0	(15,801)	0	(15,801)	(15,801)
Dividends received during the period	477,520	2,500	480,020	507,714	0	507,714	987,734
Equity Method Income	(454,729)	(500,930)	(955,659)	(471,819)	0	(471,819)	(1,427,478)
Recovery for equity changes	(19,165)	(1)	(19,166)	0	0	0	(19,166)
Loss on equity Method	605	16,744	17,349	7,769	0	7,769	25,118
Increase (decrease) in deferred charges		(735)	(735)	(1,210)	0	(1,210)	(1,945)
Amortization of deferred charges	87	84	171	73	0	73	244
Decrease (Increase) in Accounts Receivable	(263,433)	250,785	(12,648)	(239,353)	0	(239,353)	(252,001)
Reversal on exchange adjustments			0	0	0	0	0
Increase in Other Assets, net (tax and contributions advances)	(2,518)	2,518	0	(1,080)	0	(1,080)	(1,080)
Decrease (Increase) in Other Liabilities - Net (suppliers, taxes, accounts payable, labor obligations, other liabilities, estimated liabilities and allowances)	(2,223)	(5,755)	(7,978)	45,851	0	45,851	37,873
Increase (decrease) in acquired goodwill	(19,834)	(85,942)	(105,776)	(287)	0	(287)	(106,063)
Equity tax payment	0		0	0	0	0	0

Net cash from operating activity	83,175	224,304	307,479	280,658	0	280,658	588,137

Cash Flows from investing activity:
Purchase of properties, plant and equipment	(70)	(17)	(87)	(1)	0	(1)	(88)
Acquisition of controlled companies	(901,359)	(132,681)	(1,034,040)	(104,391)		(104,391)	(1,138,431)
Sale of controlled companies	0		0	0		0	0
Net cash used in investing activities	(901,429)	(132,698)	(1,034,127)	(104,392)	0	(104,392)	(1,138,519)

Cash Flows from financing activity:
Dividends paid	(264,272)	(274,827)	(539,099)	(274,704)	0	(274,704)	(813,803)
Increase (decrease) in deposits	0	0	0	0		0	0
Increase (decrease) in interbank and overnight borrowings	0		0	0		0	0
Acquisition of other borrowings from banks	0	232,500	232,500	63,000	0	63,000	295,500
Payment of other borrowings from banks	0		0	0	0	0	0
Bonds Issuance	0		0	0		0	0
Bonds Payment	0		0	0		0	0
Increase (decrease) in non-controlling interest	0		0	0		0	0
Issuance of shares	297,253	0	297,253	2,114,898	0	2,114,898	2,412,151
Net cash (used in)/provided by financing activities	32,981	(42,327)	(9,346)	1,903,194	0	1,903,194	1,893,848

Effect of exchange differences of cash and cash equivalents	1,648	(3,414)	(1,766)	5,449	0	5,449	3,683

Decrease in cash and cash equivalents	(783,625)	45,865	(737,760)	2,084,909	0	2,084,909	1,347,149

Cash and cash equivalents at beginning of period	835,833	52,208	835,833	98,073	2,182,982	98,073	835,833

Cash and cash equivalent at end of period	$52,208	98,073	98,073	2,182,982	2,182,982	2,182,982	2,182,982

GRUPO AVAL ACCIONES Y VALORES S.A. Individual Statement of Shareholder´s Equity For the period ended September 30, 2014 (Stated in million of Colombian pesos) Under Col GAAP

		Equity Surplus
	Social	Additional	Goodwill	Equity	Reserves		Equity Inflation	Net	Reappraisal	Shareholders´
	Capital	paid-in capital		Method	Legal	Occasional	Adjustments	Income	of assets	Equity
Balance at December 31, 2013	$20,178	5,784,518	0	1,426,345	9,276	3,373,688	874,470	766,063	10,683,671	22,938,209

Constitution of reserves for future distributions						766,063		(766,063)		0
Increase in legal reserve					813	(813)				0
To distribute a cash dividend of $ 4.35 per share and per month during the months of April to September 2014, both months included as well:
Over 20,406,943,099 common and preferred shares subscribed						(550,987)				(550,987)
With benefit:										0
Application of the equity method				45,246						45,246
Issuance of 228,655,784 shares with the right to preferential subscription	229	297,024								297,253
Dividend reversals						994				994
Reappraisal of investments (notes 5 and 10)									819,257	819,257
Net Income								460,107		460,107

Balance at March 31, 2014	20,407	6,081,542	0	1,471,592	10,089	3,588,945	874,470	460,107	11,502,928	24,010,080

Constitution of reserves for future distributions										0
Increase in legal reserve										0
Application of the equity method				(13,278)						(13,278)
Reappraisal of Investments (notes 5 and 10)									(505,701)	(505,701)
Net Income								460,706		460,706

Balance at June 30, 2014	20,407	6,081,542	0	1,458,314	10,089	3,588,945	874,470	920,813	10,997,227	23,951,807

Constitution of reserves for future distributions						920,813		(920,813)		0
Increase in legal reserve					929	(929)				0
Equity tax payment										0

b) To distribute a cash dividend of Ps 4.80 per share per month from October 2014 to March 2015, including those two months over 22,036,572,719 subscribed and paid shares as of the date of this meeting.						(634,654)				(634,654)

c) For the payment of a cash dividend over 244,444,460 preferred shares, according to the prospectus of the offering effected outside of Colombia in the form of ADR's Level III, subscribed within the 30 days following its issuance. Such dividend will amount to Ps. 4.80 per share per month from October 2014 to March 2015, including those two months. The amounts not used for the purposes will be reestablished to the Occasional Reserves at the disposal of the General Shareholder's Meeting, at the end of the subscription period of such shares.						(7,040)				(7,040)

With benefit:						(641,694)

Application of the equity method				157,142						157,142

Issuance of 1,629,629,620 preferred shares	1,630	2,113,269								2,114,899

Reappraisal of Investments (notes 5 and 10)									756,401	756,401

Net Income								441,759		441,759

Balance at September 30, 2014	22,037	8,194,811	0	1,615,456	11,018	3,867,135	874,470	441,759	11,753,628	26,780,314

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2015

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel